CONSENT OF MESUT SOYLU

In connection with (i) the technical report dated July 31, 2009 and titled “Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey” (the “Sisorta Report”), and (ii) the technical report dated November 1, 2011 and titled “Akarca Gold-Silver Project Technical Report, Turkey” (the “Akarca Report”), the undersigned hereby consents to reference to the undersigned’s name and information derived from the Sisorta Report and the Akarca Report included in, or incorporated by reference into, the registration statement on Form 40-F (the “Form 40-F”) of Eurasian Minerals Inc. (the “Company”) being filed with the United States Securities and Exchange Commission.

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the Form 40-F, the undersigned also hereby consents to reference to the undersigned’s name and the following report or document, or the information derived from the following report or document, included in, or incorporated by reference into, the Form 40-F:

1.	The annual information form of the Company for the fiscal year ended March 31, 2011;

2.

The annual report of the Company for the fiscal year ended March 31, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Turkey;

3.

The management’s discussion and analysis of the Company for the fiscal year ended March 31, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Turkey;

4.

The annual report of the Company for the fiscal year ended March 31, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Turkey;

5.

The management’s discussion and analysis of the Company for the fiscal year ended March 31, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Turkey;

6.

The news release of the Company dated September 1, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey;

7.

The news release of the Company dated August 23, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey;

8.	The news release of the Company dated August 11, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s Balya royalty project in Turkey;

9.	The news release of the Company dated June 20, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture in Turkey;

10.	The news release of the Company dated April 13, 2011, which includes reference to the undersigned’s name in connection with information relating to the Company’s Golcuk project in Turkey;

11.

The material change report of the Company dated January 25, 2011 and the news release of the Company dated January 18, 2011, which include reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey;

12.

The material change report and news release of the Company dated December 21, 2010, which include reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey;

13.

The material change report of the Company dated December 2, 2010 and the news release of the Company dated December 1, 2010, which include reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey;

14.

The news release of the Company dated October 29, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s Akarca joint venture project in Turkey; and

15.	The news release of the Company dated March 31, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s Balya royalty project in Turkey.

Dated: January 23, 2012

/s/ Mesut Soylu
Mesut Soylu